Filed Pursuant to Rule 433 Registration Nos. 333-254632 and 333-254632-02

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

March 4, 2024

Issuer:	NextEra Energy Capital Holdings, Inc. (the “Issuer”)

Guarantor:	NextEra Energy, Inc.

Designation:	4.85% Debentures, Series due April 30, 2031 (the “Debentures”)

Rank:	Senior unsecured

Principal Amount:	C$1,000,000,000

Date of Maturity:	April 30, 2031

Interest Payment Dates:	Semi-annually in arrears on April 30 and October 30 of each year, beginning October 30, 2024
Long first coupon of C$31.42534247 per C$1,000 principal amount

Regular Record Dates:	Every April 15 and October 15

Coupon Rate:	4.85%

Issue Price:	99.75% of the principal amount thereof

Benchmark Bond:	CAN 0.50% due December 1, 2030

Benchmark Price / Yield:	C$82.425 / 3.445%

Re-Offer Spread:	+142 basis points versus the Government of Canada Curve (“GoC Curve”)

+144.5 basis points versus the Benchmark Bond, which includes a curve adjustment of 2.5 basis points and a 0 basis points delay adjustment

GoC Curve:	CAN 0.50% due December 1, 2030 and CAN 1.50% due June 1, 2031

Yield to Maturity:	4.89%

Business Day Convention:	A “business day” is any day that is not a Saturday, a Sunday, or a day on which banking institutions or trust companies in New York City, New York, United States of America or Toronto, Ontario, Canada, or the relevant place of payment are generally authorized or required by law or executive order to remain closed. If any date on which interest, principal or premium, if any, is payable on the Debentures falls on a day that is not a business day, then payment of the interest, principal or premium payable on that date will be made on the next succeeding day which is a business day, and without any interest or other payment in respect of such delay.

Day Count Convention:	Canadian Compound Method being computed (1) for a full semiannual period on the basis of a 360-day year consisting of twelve 30-day months and (2) for an interest period that is not a full semiannual period on the basis of a 365-day year and the actual number of days in such interest period.

Optional Redemption:	On any date prior to February 28, 2031 (the “Par Call Date”), the Issuer may redeem the Debentures, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Debentures to be redeemed and (ii) the Canada Yield Price (as defined below), plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Debentures, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the aggregate principal amount of the Debentures to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

“Canada Yield Price” means, in respect of any Debentures being redeemed, the price, in respect of the principal amount of the Debentures, calculated by the Issuer as of the third business day prior to the redemption date of such Debentures, equal to the sum of the present values of the Remaining Scheduled Payments (which, for the avoidance of doubt, shall not include any portion of such payments of interest accrued as of the date of redemption) using a discount rate equal to the Government of Canada Yield on such business day plus 35.5 basis points.

“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two investment dealers in Canada selected by the Issuer, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity that most closely approximates the remaining term to the Par Call Date.

“Remaining Scheduled Payments” means, with respect to each Debenture to be redeemed, the remaining scheduled payments of principal of and interest on each Debenture that would be due after the related redemption date if the Debenture were redeemed on the Par Call Date. If the redemption date is not an interest payment date with respect to a Debenture, the amount of the next succeeding scheduled interest payment on each Debenture will be reduced by the amount of interest accrued on such Debenture to, but excluding, the redemption date.

Use of Proceeds:	The Issuer will add the net proceeds from the sale of the Debentures to its general funds. The Issuer intends to use its general funds to fund investments in energy and power projects and for other general corporate purposes, including the repayment of a portion of the Issuer’s outstanding commercial paper obligations and prefunding the refinancing of a portion of the Issuer’s debentures maturing in 2024.

Trade Date:	March 4, 2024

Settlement Date*:	March 7, 2024 (T+3)

Settlement/Form:	CDS Clearing and Depository Services Inc./Book-Entry (Global Debenture)

Form of Distribution in Canada:	The distribution of the Debentures is being made on a private placement basis to purchasers in each of the provinces of Canada (the “Offering Jurisdictions”) under a Canadian offering memorandum dated March 4, 2024 (the “Canadian Offering Memorandum”), which will include the prospectus dated March 23, 2021, as supplemented by a prospectus supplement dated March 4, 2024. The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Offering Jurisdictions and, in particular, the Debentures will only be sold in the Offering Jurisdictions pursuant to the “accredited investor exemption” (as defined in National Instrument 45-106 Prospectus Exemptions (“NI 45-106”)) to purchasers that are “accredited investors” (as such term is defined in NI 45-106) or Section 73.3 of the Securities Act (Ontario), as applicable, who purchase the Debentures as principal (or are deemed to be purchasing as principal) and that are not individuals unless they are also “permitted clients” (as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations).

Form of Distribution in the United States:	The distribution of the Debentures is being made pursuant to registration with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

Resale Restrictions:	Resale of the Debentures in Canada must be made in accordance with applicable Canadian securities laws which may require resales to be made in accordance with prospectus and dealer registration requirements or exemptions from the prospectus and dealer registration requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the Debentures, both within and outside of Canada.

Except in the province of Manitoba, unless permitted under Canadian securities legislation, a holder of the Debentures must not trade the Debentures before the date that is four months and one day after the later of (i) the date of distribution, and (ii) the date the Issuer becomes a reporting issuer in any province or territory of Canada.

In the province of Manitoba, unless otherwise permitted under applicable Canadian securities legislation or with the prior written consent of the applicable regulators, a holder of the Debentures must not trade the security before the date that is twelve months and a day after the date the holder acquired the security.
The Issuer is not presently, and does not intend to become, a “reporting issuer”, as such term is defined under applicable Canadian securities laws, in any province or territory of Canada. The Issuer’s securities are not listed on any stock exchange in Canada and the Issuer does not intend to apply to list the Debentures on any stock exchange in Canada.

Listing:	None

Denominations:	C$2,000 and integral multiples of C$1,000 in excess thereof.

Governing Law:	New York

CUSIP / ISIN Number:	65339KDA5/CA65339KDA57

Expected Credit Ratings:**
Moody’s Investors Service Inc.	“Baa1” (stable)
S&P Global Ratings	“BBB+” (stable)
Fitch Ratings, Inc.	“A-” (stable)

Joint Book-Running Managers:

BMO Nesbitt Burns Inc.

CIBC World Markets Inc.

RBC Dominion Securities Inc.

Scotia Capital Inc.

TD Securities Inc.

*

It is expected that delivery of the Debentures will be made against payment therefor on or about March 7, 2024, which will be the third Toronto and New York business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+3, purchasers who wish to trade the Debentures on the date of pricing of the Debentures or the succeeding business day should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**

A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The foregoing description is a summary of certain terms of the Debentures. Prospective purchasers should review the Canadian Offering Memorandum or the preliminary prospectus supplement dated March 4, 2024 and the prospectus dated March 23, 2021, as applicable, for a detailed description of the Debentures. No person has been authorized to make any representation in connection with the offering other than as contained in the Canadian Offering Memorandum or the preliminary prospectus supplement dated March 4, 2024 and the prospectus dated March 23, 2021, as applicable, and the Issuer, the Guarantor and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

In the event any underwriter that is not a U.S. registered broker-dealer intends to effect sales of Debentures in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Nesbitt Burns Inc. toll-free at (866) 864-7760; CIBC World Markets Inc. collect at (416) 594-8515; RBC Dominion Securities Inc. toll-free at (866) 375-6829; Scotia Capital Inc. toll-free at (800) 472-6842; and TD Securities Inc. toll-free at (800) 263-5292.